NAME OF REGISTRANT: The Travelers Companies, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Balanced Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 4 on The Travelers Companies, Inc.’s 2024 Proxy Statement:

Report on Methane in the Energy Sector

The Travelers Companies, Inc. Symbol: TRV

Filed by: Green Century Balanced Fund

Green Century Capital Management, Inc., (“the Proponent”) is the investment advisor to the Green Century Balanced Fund, which seeks your support for the client methane engagement proposal filed at The Travelers Companies, Inc. (“Travelers” or “the Company”) in the 2024 proxy statement asking the Company to report on how it may assist its energy sector clients to measure and reduce methane their emissions by providing educational materials, training, communications, and if appropriate, inclusion in its underwriting considerations.

The Proponent believes the request of the proposal is eminently flexible and achievable. It suggests a range of client engagement options – from educational materials to broader communication strategies – that may facilitate methane emissions measurement and reduction and gives the Company flexibility to include methane emissions management in its underwriting criteria at its discretion.

RESOLVED: Shareholders request that Travelers issue a report on methane in the energy sector, including assessing whether and how it would be appropriate for the Company to engage with energy sector clients on their methane emissions.

SUPPORTING STATEMENT: At board and management’s discretion, we recommend that the report consider how it might support meaningful measurement and reduction of methane emissions among its clients through a range of possible measures including disseminating informational materials, training programs or media, integration with other climate transition communications, and if appropriate, integration to the underwriting process.

RATIONALE FOR A “YES” VOTE

1.	As an insurer oil and gas industry owners, operators, and service contractors, Travelers has the opportunity to help clients improve management of their methane emissions, resulting in fewer climate-warming emissions and preparing insureds to meet new U.S. government methane emissions regulations.
2.	Travelers could avoid reputational risk by supporting clients in assessing, measuring, and eliminating emissions of methane, a greenhouse gas that is 80 times more potent than carbon dioxide over a 20-year period.[1]

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1 https://www.unep.org/news-and-stories/story/methane-emissions-are-driving-climate-change-heres-how-reduce-them

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3.	Travelers’ resistance to engaging clients on methane emissions does not align with the growing sentiment among investors and stakeholders that methane emissions reduction is “an immediate action that can produce positive outcomes for businesses, the climate, and energy security.”[2]

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Balanced Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Balanced Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.

EXECUTIVE SUMMARY

Methane is one of the most powerful and prevalent greenhouse gases (GHGs) and has created more warming than carbon dioxide (CO2) since the beginning of the industrial revolution.3 The U.S. Environmental Protection Agency (USEPA) states that due to its potent, near-term global warming effects compared to carbon dioxide, “achieving significant [methane] reductions would have a rapid and significant effect on atmospheric warming potential.” 4

Travelers’ energy sector clients own and operate natural gas wells, pipelines, and storage facilities as well as LNG storage, liquefaction and regasification entities – infrastructure and operations that are associated with methane emissions. Many of the Company’s insureds are small- and mid-sized contractors, such as plumbers, pipefitters, electricians and welders, but not all.

On December 2, 2023, the USEPA finalized a clean air rule designed to limit methane pollution from new and existing oil and gas sources. The rule will apply to US onshore oil and gas companies across the entire oil and gas value chain and impact operators, contractors, suppliers, and manufacturers.5

Travelers could assist its clients by providing resources on measuring and reducing their methane emissions in preparation for implementation of the USEPA’s rule. In opposing the proposal, the board uses hyperbolic language and misrepresents the content of the proposal. What the proposal requests is that board and management issue a report – a rather low bar – on how it may engage its clients on methane emissions measurement and reduction using a variety of communication, educational, and training tools. In contrast to Travelers, peer insurer, Chubb, has deployed its Methane Resource Hub which provides educational materials, videos, and reports to help its clients minimize methane leaks, routine flaring, and venting.6

Because the proposal suggests that Travelers could consider clients’ management of methane emissions as part of its underwriting strategies is at the Company’s discretion, it is unclear how contract debarment or violating certain state laws apply to the proposal at all – especially since Chubb has already adopted such an approach.

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2 https://www.jpmorgan.com/content/dam/jpm/cib/complex/content/redesign-custom-builds/carbon-compass/JPMC_methane.pdf. Pg 2.

3 https://www.unep.org/news-and-stories/story/methane-emissions-are-driving-climate-change-heres-how-reduce-them

4 https://www.epa.gov/gmi/importance-methane

5 https://www.phmsa.dot.gov/news/usdot-announces-bipartisan-pipes-act-proposal-modernize-decades-old-pipeline-leak-detection

6 https://about.chubb.com/citizenship/chubb-methane-resource-hub.html

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By implementing the proposal, Travelers could better align the Company with its stated commitment to a “long-term sustainable approach to protecting the environment.”7 Further, it could demonstrate leadership in helping limit emissions of a gas that heightens the Company’s climate risk and could burnish its reputation as a company concerned about negative environmental impacts.

I.	As an insurer oil and gas industry owners, operators, and service contractors, Travelers has the opportunity to help clients improve management of their methane emissions, resulting in fewer climate-warming emissions and preparing insureds to meet new U.S. government methane emissions regulations.

Methane is the second most abundant anthropogenic GHG after CO2, accounting for about 16% of global emissions. Since the Industrial Revolution, methane concentrations in the atmosphere have more than doubled, primarily due to human-related activities.8 According to the World Bank, reducing methane emissions is a highly effective way to limit global temperature rise and notes that swift and decisive action on methane from oil and gas operations could avoid significant warming by 2050.”9

Methane is emitted from every part of the oil and gas supply chain through three key methods.

1.	Leaks: Unintentional leaks of natural gas from equipment such as wells, flanges, valves, seals, pipelines, storage facilities, or other equipment.

2.	Venting: The intentional release of methane directly which can take place either on a planned or unplanned basis.

3.	Flaring: The intentional burning of natural gas, often due to a temporary lack of infrastructure capacity to store the gas.

Because methane emissions are so effective at trapping heat, the USEPA has issued a rule requiring owners, operators, and their supply chain partners to measure and reduce methane emissions in order to support U.S. climate goals.10

Travelers’ energy sector clients own, operate, and service natural gas wells, pipelines, and storage facilities and as well as LNG storage, liquefaction and regasification entities – infrastructure and operations that are associated with methane emissions. It’s reasonable to assume that Travelers’ clients need to learn about the new methane mitigation regulations and the ways to meet them.

In addition to their negative climate impacts, methane emissions can be significant sources of lost revenue. In North Dakota, for example, where Travelers offers energy sector insurance, a recent analysis showed that flaring is a leading cause of waste, responsible for roughly 95% of all methane wasted in the state.11 In 2019, the 226 billion cubic feet of leaked oil and gas methane in North Dakota translated to nearly $648 million worth of lost natural gas.12 Thus, Travelers would also be assisting clients and/or their contractors in generating additional revenue.

Finally, as a company that navigates underwriting property and casualty insurance in increasingly erratic and difficult-to-model severe weather events and climate conditions, Travelers has a vested interest in limiting its exposure to climate risk. Educating its customer base in ways that reduce their own contributions to a changing climate is a commonsense way for Travelers to leverage its client relationships for their and its own benefit.

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7 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2022.pdf

8 https://www.epa.gov/gmi/importance-methane

9 https://www.worldbank.org/en/programs/gasflaringreduction/methane-explained

10 https://www.phmsa.dot.gov/news/usdot-announces-bipartisan-pipes-act-proposal-modernize-decades-old-pipeline-leak-detection

11 https://www.edf.org/sites/default/files/2023-09/North%20Dakota%20Methane%20Waste%20and%20Pollution%20Factsheet.pdf

12 Ibid.

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II.	Travelers could avoid reputational risk by supporting clients in assessing, measuring, and eliminating emissions of methane, a greenhouse gas that is 80 times more potent than carbon dioxide over a 20-year period.[13]

While Travelers risk engineers and actuaries work diligently to avoid catastrophic losses from severe weather conditions and ongoing climate variability, their efforts are meant to limit climate risk to the Company and increase shareholder value. The Proponent values and benefits from the Company’s efforts and resulting strong financial performance.

The request at the heart of the proposal is aimed at ways in which Travelers could address climate risk more broadly. Engaging energy sector clients complements its existing efforts to engage with companies in its investment portfolio to measure and report their Scope 1 and 2 GHG emissions.14,15 Further, taking such initiative could burnish Travelers' image, as many companies are taking steps to significantly limit methane released to the atmosphere.16

Global property and casualty insurer, Chubb, is among those companies. It announced in March 2023 that it would require “evidence-based plans to manage methane emissions including, at a minimum, having in place programs for leak detection and repair and the elimination of non-emergency venting.” It stated that, “Clients must also adopt one or more measures that have been demonstrated to reduce emissions from flaring.”17 Moreover, Chubb developed its Methane Resource Hub for its energy sector clients which provides educational materials, videos, reports and contractor lists to help its clients minimize methane leaks, routine flaring, and venting.18

Travelers, itself, currently offers educational materials on its website including articles on its Oil and Gas Resources page, such as Safety Tips to Help Protect New Oil and Gas Workers on the Job,19 Planning for an Oil and Gas Well Control Emergency,20 Digital Transformation and Emerging Trends in Oil and Gas Operations,21 and 3 Key Ways to Protect Oil and Gas Operations from Pollution Risks.22 It is unclear why the Company declines to add meaningful content on methane emissions measurement and reduction to its existing educational resources.

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13 https://www.unep.org/news-and-stories/story/methane-emissions-are-driving-climate-change-heres-how-reduce-them

14 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2021.pdf

15 Travelers is initially focused on the top 25 companies that represent more than 50% of its financed emissions.

16 https://ogmpartnership.com/our-member-companies/

17 https://news.chubb.com/2023-11-15-Chubb-Launches-Client-Methane-Resource-Center

18 https://about.chubb.com/citizenship/chubb-methane-resource-hub.html

19 https://www.travelers.com/resources/business-industries/oil-gas/safety-tips-to-help-protect-new-workers-on-the-job

20 https://www.travelers.com/resources/business-industries/oil-gas/planning-for-a-well-control-emergency

21 https://www.travelers.com/resources/business-industries/oil-gas/digital-transformations-in-oil-and-gas-operations

22 https://www.travelers.com/resources/business-industries/oil-gas/ways-to-protect-oil-and-gas-operations-from-pollution-risks

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Failure to proactively address methane emissions among its clients could also expose the Company to public awareness campaigns and negative media coverage, as NGO campaigns on insurance-enabled GHG emissions has ratcheted up in recent years.23,24,25

III.	Travelers’ resistance to engaging clients on methane emissions does not align with the growing sentiment among investors and stakeholders that methane emissions reduction is “an immediate action that can produce positive outcomes for businesses, the climate, and energy security.”[26]

JPMorgan Chase writes in its 2023 brief entitled, The Methane Emissions Opportunity, "Reducing methane emissions and flaring in the Oil & Gas sector is an immediate action that can produce positive outcomes for businesses, the climate, and energy security.”27 It further states that, “... many Oil & Gas stakeholders, including investors, policymakers, insurance providers, and non-governmental organizations, are recognizing that reducing methane emissions is a pragmatic opportunity and are beginning to take action.”28

JPMorgan’s brief notes that insurance companies are a key stakeholder for advancing strong methane measurement and reduction plans of the energy companies they underwrite.29 In addition, numerous investors identify methane emissions as a key concern. In fact, investors representing a combined $6 trillion in assets under management signed a statement urging the USEPA to adopt stronger methane regulations and enforcement in its draft rule.30 Methane venting, flaring, and leaks represent lost revenue, and according to the investors’ statement, ”eliminating methane emissions as part of a low-carbon transition can support the financial goals of both companies and investors.”31 Signatories of the statement include Allianz SE, CalPERS, CalSTRS, Legal & General Investment Management, and Nordea Asset Management.32

IV.	RESPONSE TO TRAVELERS’ BOARD OF DIRECTOR’S STATEMENT OF OPPOSITION

The board’s statement of opposition widely misunderstands the core elements of the proposal. Rather than integrating methane emissions measurement and reduction criteria into underwriting decisions as a means of screening out clients, the proposal suggests incorporating them into underwriting considerations as a means to enhance responsible stewardship, i.e. eliminating climate-warming gas. The board’s statement, however, wholly ignores the articulation that methane measurement and reduction stipulations should only be included in the Company’s considerations if appropriate, in order to avoid interfering with the Company’s “time-tested underwriting strateg[ies].”

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23 https://www.theguardian.com/environment/2024/mar/01/stop-insuring-fossil-fuel-activists-target-london-insurers-week-action

24 https://pirg.org/edfund/articles/dc-to-travelers-stop-insuring-climate-risks/

25 https://www.insurancejournal.com/news/national/2023/01/05/702019.htm

26 https://www.jpmorgan.com/content/dam/jpm/cib/complex/content/redesign-custom-builds/carbon-compass/JPMC_methane.pdf. Pg 2.

27 https://www.jpmorgan.com/content/dam/jpm/cib/complex/content/redesign-custom-builds/carbon-compass/JPMC_methane.pdf. Pg 2.

28 Ibid. Pg 1.

29 Ibid Pg.8.

30 https://www.ceres.org/news-center/press-releases/major-investors-demand-ambitious-methane-regulations

31 https://www.ceres.org/sites/default/files/Call%20for%20Ambitious%20Methane%20Regulation%20for%20the%20Oil%20and%20Gas%20Industry.pdf

32 https://www.ceres.org/sites/default/files/Call%20for%20Ambitious%20Methane%20Regulation%20for%20the%20Oil%20and%20Gas%20Industry.pdf

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It is unclear how the Company will violate state law or be subject to contract debarment by implementing the proposal. Given the aforementioned flexibility incorporated in the proposal, it stretches credulity that developing informational materials or training programs could remotely be considered a risk to the Company. In fact, it’s concerning that such hyperbolic language was approved by the board for inclusion in the Company’s proxy statement.

The board states that, “As a property casualty insurer, the Company does not have expertise with respect to methane in the energy sector.” Travelers possesses expertise in assessing and preventing methane leaks. According to the board’s opposition statement, when Travelers evaluates energy sector risks, it “may include the assessment of preventative maintenance programs designed to identify, among other things, potential methane leaks before they occur and/or site monitoring plans for early detection and resolution of leaks...” Thus, it appears that Travelers’ underwriting experts have significant knowledge of methane emissions in order to assess their underwriting risks.

V.	CONCLUSION

The shareholder proposal asks Travelers to issue a report to assess whether and how it would be appropriate for the Company to engage with energy sector clients on their methane emissions. The proposal gives wide discretion to Travelers to decide whether it will focus on developing educational materials or consider methane emissions measurement and management as a part of its underwriting process.

By helping clients learn to address methane leaks, reduce routine flaring, and to eliminate methane venting, the Company could better position oil and gas owners, operators, and service contractors to meet U.S. government methane emissions regulations. In addition, limiting methane emissions may increase clients’ revenues by decreasing product loss and provide an opportunity for Travelers enhance its reputation as a steward of the environment.

Shareholders are urged to vote FOR the proposal asking Travelers to issue a report on methane in the energy sector, including assessing whether and how it would be appropriate for the Company to engage with energy sector clients on their methane emissions.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Balanced Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Balanced Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.